UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-40301

Infobird Co., Ltd

(Translation of registrant’s name into English)

Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change of Management and Board of Directors

Infobird Co., Ltd (the “Company”) today announced that the Board has received resignations from Mr. Yimin Wu as the chief executive officer of the Company (the “Chief Executive Officer”) for personal reasons and Ms. Lianfang Zhou as the chief financial officer of the Company (the “Chief Financial Officer”) for personal reasons, all effective November 28, 2022. Mr. Chunhsiang Chen has also resigned from his position as a chief technology officer of the Company.

Ms. Cheuk Yee Li, a director of the Company since October 2022, has been appointed to serve as the Chief Executive Officer and Ms. Yiting Song, a director of the Company since October 2022, has been appointed to serve as the Chief Financial Officer, both effective November 28, 2022.

In addition, the Board has approved the appointments of Mr. Xiangyang Wen, an independent director of the Company. Mr. Wen will also serve on the audit committee (the “Audit Committee”), the compensation committee (the “Compensation Committee”) and the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) of the Board, effective November 28, 2022.

Mr. Wen is the chief executive officer of Zhenwei (Kunming) Biotechnology Co., Ltd (“Zhenwei”). Prior to joining Zhenwei, he was a product manager at China Minsheng Banking Corp. Ltd. from July 2019 to March 2021. Prior to that, he served as a product manager at Sunlands Technology Group from March 2018 to June 2019. Prior to that, he was a financial manager at Beijing Zhongsou Network Technology Corporation Ltd from June 2015 to February 2018. Mr. Wen received his bachelor degree in Japanese from Yunnan University.

After these changes, the Company’s Board is comprised of Mr. Yimin Wu (the chairman of the Board), Ms.Yiting Song, Ms. Cheuk Yee Li, Ms. Qian Qu (independent director), Mr. Feng Liu (independent director), Mr. Xuan Li (independent director) and Mr. Xiangyang Wen (independent director). The Audit Committee is comprised of Ms. Qian Qu (chairman), Mr. Feng Liu and Mr. Xiangyang Wen. The Compensation Committee is comprised of Mr. Feng Liu(chairman) and Mr. Xiangyang Wen. The Nominating and Corporate Governance Committee is comprised of Mr. Xiangyang Wen (chairman) and Mr. Xuan Li.

Changes with respect to Registrant’s Certifying Accountant

The Company was notified by Friedman LLP (“Friedman”), the Company’s then independent registered public accounting firm, that effective September 1, 2022, Friedman combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman continued to serve as the Company’s independent registered public accounting firm through October 27, 2022. On October 27, 2022, the Audit Committee approved the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as the independent registered public accounting firm of the Company. The services previously provided by Friedman are now provided by Marcum Asia.

Friedman’s reports on the consolidated financial statements of the Company for the fiscal years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, scope of accounting principles. During the Company’s two most recent fiscal years and through October 27, 2022, there were no disagreements with Friedman on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Friedman, would have caused Friedman to make reference to such matters in their reports. There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended December 31, 2021 and 2020, or in the subsequent period through October 27, 2022.

The Company provided Friedman with a copy of the forgoing disclosure and requested Friedman to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Friedman agrees with the above statements. A copy of Friedman’s letter, dated November 28, 2022, is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and in the subsequent period through October 27, 2022, the Company has not consulted with Marcum Asia with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 16.1	Letter of Friedman LLP to the U.S. Securities and Exchange Commission dated November 28, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2022

INFOBIRD CO., LTD

By:	/s/ Yiting Song
Name: Yiting Song
Title: Chief Financial Officer